 SEC FILE NUMBER: 000-21467

CUSIP NUMBER: 69423U

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☑  Form 10-K    ☐  Form 20-F    ☐  Form 11-K    ☐   Form 10-Q    ☐   Form 10D
☐  Form N-SAR     ☐  Form N-CSR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Pacific Ethanol, Inc.

Full name of registrant

N/A

Former name if applicable

400 Capitol Mall, Suite 2060

Address of Principal Executive Office (Street and number)

Sacramento, CA 95814

City, state and zip code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Introductory Note:  Please see the information under the caption “Cautionary Statements” below which sets forth important disclosure regarding forward-looking statements contained in this Form.

Pacific Ethanol, Inc. and its subsidiaries (collectively referred to as the “Company”) are engaged in the business of marketing and producing ethanol and its co-products.  The Company was unable to file its Annual Report on Form 10-K for the year ended December 31, 2008 in a timely manner without unreasonable effort or expense because management needs additional time to complete its procedures associated with the Annual Report. These procedures include compiling its disclosures related to its consolidated variable interest entity, which was delayed in providing the necessary disclosures the Company needs to incorporate into its Annual Report. Further, management is currently operating under certain forbearance agreements with its lenders, as disclosed in the Company’s Current Report on Form 8-K filed on March 4, 2009, as it seeks to negotiate new terms and/or restructures its indebtedness. As a result of these matters, management requires additional time to complete its Annual Report and conclude these negotiations. The Company plans to file its Annual Report by March 31, 2009, in compliance with Rule 12b-25.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Christopher W. Wright	(916)	403-2123
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes  ☒    No  ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒    No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Unaudited Preliminary Results of Operations

The following results of operations are preliminary and have not been audited or otherwise reviewed by the Company’s independent auditors.  The Company’s final, audited results of operations could be materially different from the unaudited preliminary results of operations set forth below.

Three Months Ended December 31, 2008

The Company anticipates reporting net sales of approximately $160.4 million for the fourth quarter of 2008 as compared to net sales of $130.4 million for the same period in 2007.  The increase in net sales resulted primarily from an increase in the volume of ethanol sold by the Company and was partially offset by lower average sales prices.  The volume of ethanol sold by the Company in the fourth quarter of 2008 increased by approximately 34% as compared to the same period in 2007.  The Company’s average sales price of ethanol decreased by $0.16 per gallon, or 8%, to $1.81 per gallon in the fourth quarter of 2008 from an average sales price of $1.97 per gallon in the same period in 2007.

The Company anticipates reporting gross loss of approximately $28.3 million for the fourth quarter of 2008 as compared to gross profit of $1.7 million for the same period in 2007.  The Company anticipates reporting that its gross margin was approximately negative 17.7% for the fourth quarter of 2008 as compared to a gross profit margin of 1.3% for the same period in 2007.  The decline in the Company’s gross margins was primarily due to a lower sales price per gallon and higher corn costs.

The Company anticipates reporting a net loss of approximately $32.5 million for the fourth quarter of 2008 as compared to a net loss of $14.7 million for the same period in 2007.  The Company anticipates reporting loss available to common stockholders of approximately $34.3 million for the fourth quarter of 2008, net of preferred stock dividends, as compared to a loss available to common stockholders of $15.8 million for the fourth quarter of 2007.

The Company anticipates reporting a diluted net loss per common share of approximately $0.60 for the fourth quarter of 2008 as compared to a net loss per common share of $0.39 for the same period in 2007.  The Company had 57.0 million weighted-average basic and diluted shares outstanding for the fourth quarter of 2008.

Year Ended December 31, 2008

The Company anticipates reporting net sales of approximately $703.9 million for the year ended December 31, 2008 as compared to net sales of $461.5 million for 2007.  The increase in net sales resulted primarily due to a substantial increase in sales volume, coupled with higher average sales prices. The volume of ethanol sold by the Company in year ended December 31, 2008 increased by approximately 41% as compared to 2007.  The Company’s average sales price of ethanol increased by $0.10 per gallon, or 5%, to $2.25 per gallon in the year ended December 31, 2008 from an average sales price of $2.15 per gallon in 2007.

The Company anticipates reporting gross loss of approximately $32.5 million for the year ended December 31, 2008 as compared to gross profit of $32.9 million for 2007.  The Company anticipates reporting that its gross loss margin was approximately a negative 4.6% for the year ended December 31, 2008 as compared to a gross profit margin of 7.1% for 2007.  The decline in the Company’s gross margins were primarily due to higher average corn prices during the year.

The Company anticipates reporting a net loss of approximately $146.2 million for the year ended December 31, 2008 as compared to a net loss of $14.4 million for 2007. Included in the net loss for the year ended December 31, 2008 are non-cash impairments of goodwill and asset group of $87.0  million and $40.9 million, respectively. The Company anticipates reporting loss available to common stockholders of approximately $151.0 million for the year ended December 31, 2008, net of preferred stock dividends, as compared to a loss available to common stockholders of $18.6 million for 2007.

The Company anticipates reporting a diluted net loss per common share of approximately $3.01 for the year ended December 31, 2008 as compared to a net loss per common share of $0.47 for 2007.  The Company had 50.1 million weighted-average basic and diluted shares outstanding for the year ended December 31, 2008.

Cautionary Statements

This Form includes forwarding looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 regarding Pacific Ethanol, Inc. and its business that are not historical facts and are indicated by words such as “anticipates,” “expected,” “believes” and similar terms.  Such forward looking statements involve risks and uncertainties including, in particular, whether or not the final audited financial results as of, and for the year ended December 31, 2008, will comport with the preliminary information summarized herein.  In addition, investors should also review the factors contained in the “Risk Factors” section of Pacific Ethanol’s Form 10-K filed with the Securities and Exchange Commission on March 27, 2008 and the “Risk Factors” section of Pacific Ethanol’s Form 10-Q filed with the Securities and Exchange Commission on November 17, 2008.

Pacific Ethanol, Inc.
 (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 2009	By:	/s/ Christopher W. Wright
	Name:	Christopher W. Wright
	Title:	Vice President, General Counsel & Secretary